September 1, 2011

VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coca-Cola FEMSA, S.A.B. de C.V. Form 20-F for Fiscal Year Ended December 31, 2010 Filed June 17, 2011 File No. 001-12260

Dear Ms. Jenkins:

As discussed with Brian McAllister yesterday afternoon, I am writing to provide you with a written confirmation of the expected timing of the response of our client Coca-Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”), to the August 19, 2011 comment letter of the staff of the Division of Corporate Finance of the Securities and Exchange Commission on Coca-Cola FEMSA’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

Due to the unexpected business travel of individuals necessary for the completion of the response, Coca-Cola FEMSA expects to file its response on or about September 16, 2011.

 If you have any questions or require any additional information, please do not hesitate to contact me at (212) 225-2386.

Sincerely,

_/s/ Carlos M. Soto__________
 Carlos M. Soto
cc:	Brian McAllister
Securities and Exchange Commission